UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number 001-41313

BROOKFIELD BUSINESS CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which is attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of Articles and Articles of Brookfield Business Corporation
99.2	Rights Agreement, dated as of March 15, 2022, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association
99.3	Registration Rights Agreement, dated as of March 15, 2022, between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Asset Management Inc.
99.4	Guarantee, dated as of March 15, 2022, by BBUC Holdings Inc. in favor of certain global party lenders
99.5	Credit Agreement, dated as of March 15, 2022, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower
99.6	Credit Agreement, dated as of March 15, 2022, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower
99.7	Promissory Note, dated as of March 9, 2022, by Brookfield BBP Canada Holdings Inc.
99.8	Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc.
99.9	Equity Commitment Agreement, dated as of March 15, 2022, between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc.
99.10	First Amendment to the Master Services Agreement, dated as of March 15, 2022, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers
99.11	Commitment Agreement, dated as of February 4, 2022, between Brookfield Asset Management Inc. and Brookfield Business Partners L.P.
99.12	Code of Business Conduct and Ethics
99.13	First Amendment to the Relationship Agreement, dated March 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

Date:	March 18, 2022	By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Chief Financial Officer